SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                   Amendment No. 10

                          to

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934

                   TERRA INDUSTRIES INC.
                     (Name of Issuer)

               Common Stock, no par value
             (Title of Class of Securities)

                       457729101
          (CUSIP Number of Class of Securities)


            Ben L. Keisler              N. Jordan
            Vice President              Secretary
     Minorco (U.S.A.) Inc.              Minorco
          5251 DTC Parkway              9 Rue Sainte Zithe
                 Suite 700              Luxembourg City,
       Englewood, CO 80111              Luxembourg
  Telephone:  (303) 889-0700         Telephone:  (352) 404-1101

          (Name, Address and Telephone Number of
         Persons Authorized to Receive Notices and
            Communications on Behalf of Bidder)

                       August 8, 1994
  (Date of Event which Requires Filing of this Statement)


=================================================================

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: __

          Check the following box if a fee is being paid with this Statement: __

           CUSPID No.   457729-10-1  (Common)

          (1)  Names of Reporting Persons, S.S. or I.R.S.
               Identification Nos. of Above Person

                    Minorco (U.S.A.) Inc.
                    EIN:  84-1137980

          (2)  Check the Appropriate Box if a Member of a Group
               (See Instructions)

          __   (a)

          __   (b)


          (3)  SEC Use Only

          (4)  Source of Funds (See Instructions)

          (5)  __ Check if Disclosure of Legal Proceedings is
               Required Pursuant to Item 2(e) or 2(f)

          (6)  Citizenship or Place of Organization     Colorado

          (7)  Sole Voting Power        37,160,725 Common Shares

          (8)  Shared Voting Power

          (9)  Sole Dispositive Power   37,160,725 Common Shares

          (10) Shared Dispositive Power

          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person         37,160,725 Common Shares

          (12) __  Check of the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)

          (13) Percent of Class Represented by Amount in Row (11)
               52.67%

          (14) Type of Reporting Person (See Instructions)  CO

          CUSIP No.     457729-10-1 (Common)

          (1)  Names of Reporting Persons, S.S. or I.R.S.
               Identification Nos. of Above Person

                      Minorco

          (2)  Check the Appropriate Box if a Member of a Group
               (See Instructions)

          __   (a)

          __   (b)

          (3)  SEC Use Only

          (4)  Source of Funds (See Instructions)

          (5)  __  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Item 2(e) or 2(f)

          (6)  Citizenship or Place of Organization  Luxembourg

          (7)  Sole Voting Power
               By subsidiary - 37,160,725 Common Shares

          (8)  Shared Voting Power

          (9)  Sole Dispositive Power
               By subsidiary - 37,160,725 Common Shares

          (10) Shared Dispositive Power

          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person
               37,160,725 Common Shares

          (12) __  Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)

          (13) Percent of Class Represented by Amount in Row (11)
               52.67%

          (14) Type of Reporting Person (See Instructions)  CO

                    TERRA INDUSTRIES INC.
                       Schedule 13D
                     Amendment No. 10

     This restated Schedule 13D, as amended, is filed in its entirety pursuant to Rule 101, Paragraph A(2)(ii). The purpose of this Amendment No. 10 is to reflect the agreement of Minorco (U.S.A.) Inc. ("Minorco USA") to acquire additional common shares of Terra Industries Inc. ("Terra"), at the option of Terra, as further described in Item 4.


     Item 1. Security and Issuer

     This Amendment No. 10 to the Schedule 13D dated August 3, 1983 of Minorco is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Act"), relating to the Common Shares, no par value, of Terra, formerly Inspiration Resources Corporation, a Maryland corporation, Terra Centre,
600 Fourth Street, Sioux City, Iowa 51101.


     Item 2.  Identity and Background

     This statement is being filed on behalf of Minorco, a company incorporated under the laws of Luxembourg ("Minorco") and Minorco USA, a Colorado corporation and a subsidiary of Minorco, with respect to the Common Shares, no par value, of Terra which are beneficially owned by Minorco and Minorco USA. Minorco's principal office address is 9 rue Sainte Zithe, Luxembourg City, Grand Duchy of Luxembourg. Minorco USA's principal office address is 5251 DTC Parkway, Suite 700, Englewood, Colorado 80111.

     Minorco is an international natural resources company principally involved in mining and the processing of gold, base metals, industrial materials, pulp, paper, packaging and in agribusiness.

     Prior to a reorganization which became effective on November 27, 1987, Minerals and Resources Corporation Limited, a company organized under the laws of Bermuda ("Minorco Bermuda"), was the filing person in respect of the Common Shares of Terra which are the subject of this statement. Minorco was a subsidiary of Minorco Bermuda and the corporation owning such shares of record was in turn a wholly-owned indirect subsidiary of Minorco. By virtue of the reorganization, the former shareholders of Minorco Bermuda became the shareholders of Minorco, Minorco Bermuda became a wholly-owned subsidiary of Minorco with nominal capitalization, and Minorco became the beneficial owner of the Common Shares of Terra in respect of which this statement is filed. As a result of the reorganization, Minorco Bermuda no longer has any beneficial interest in the Common Shares of Terra. On July 22, 1988 Minorco Bermuda was liquidated.

     In connection with a reorganization of the manner in which Minorco's North American investments are held, in February of 1990, Minorco USA was formed as a subsidiary of Minorco to hold and administer such investments. Pursuant to such reorganization and as part of the initial capitalization of Minorco USA, on June 29, 1990, Minorco USA acquired, among other assets, all of the Common Stock and Class A Common Stock of Terra beneficially owned by Minorco, consisting of 19,262,433 shares of the Common Stock of Terra and 17,898,292 shares of the Class A Common Stock of Terra.

     The capital stock of Minorco is owned, in part, as follows: approximately 43%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC"), a publicly-held mining and finance company, and approximately 23%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly-held Swiss diamond mining and investment company and approximately 3% by Anglo American Gold Investment Company Limited ("Amgold"), a publicly-held mining investment company. Approximately 50% of the capital stock of Amgold is owned, directly or through subsidiaries, by AAC.

     Approximately 39% of the capital stock of AAC is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly-held diamond mining and investment company. The principal offices of De Beers are at 36 Stockdale Street, Kimberley, Cape Province, South Africa. Approximately 33% of the capital stock of De Beers is owned, directly or through subsidiaries, by AAC, and approximately 29% of the capital stock of Centenary is beneficially owned, directly or through subsidiaries, by AAC.

     Prior to May 25, 1990, De Beers owned, directly or through subsidiaries, an approximate interest of 21% of Minorco's capital stock now owned by Centenary. On May 25, 1990, at a general meeting of the holders of De Beers capital stock, the shareholders of De Beers approved a proposal effective May 25, 1990 to rearrange the affairs of De Beers so that its foreign businesses (including its interest in Minorco) are now held through Centenary, while its South African businesses continue to be held through De Beers. Under this rearrangement, the equity shareholders of De Beers on June 8, 1990 were issued securities in both De Beers and Centenary, these securities have been stapled and are tradeable as one unit. As far as possible, De Beers and Centenary have been and will be administered by identical boards of directors and executive officers. De Beers owns approximately 9% of Centenary.

     Mr. Nicholas F. Oppenheimer, deputy chairman and a director of AAC, Centenary and De Beers, and Chairman and a director of Amgold and a director of Minorco, and Mr. Henry R. Slack, Chief Executive, President and a director of Minorco, and a director of Minorco USA and AAC, have indirect partial interests in approximately 8% of the outstanding shares of AAC, approximately 7% of the outstanding shares of Minorco and less than one percent of the outstanding shares of Amgold.

     The names of the directors and executive officers of Minorco
USA, Minorco, AAC, De Beers, Centenary and Amgold are set forth in Annex A.

     The principal offices of AAC are at 44 Main Street, Johannesburg, South Africa and those of Centenary are at 27
Langensandstrasse, CH. 6000, Lucerne 14, Switzerland.

     The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco USA, Minorco, AAC, De Beers, Centenary and Amgold are set forth in Annex A.

     During the last five years, neither (1) any of Minorco USA, Minorco, AAC, De Beers, Centenary, Amgold nor (2) to the best knowledge of Minorco USA or Minorco, any of the directors or executive officers of Minorco USA, Minorco, AAC, De Beers, Centenary or Amgold has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither (1) any of Minorco USA, Minorco, AAC, De Beers, Centenary, Amgold (2) to the best knowledge of Minorco USA or Minorco, any of the directors or executive officers of Minorco USA, Minorco, AAC, De Beers, Centenary or Amgold was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


     Item 3.  Source and Amount of Funds or Other Consideration

     Of the 37,160,725 Terra Common Shares held by Minorco, 3,927,435 were acquired pursuant to a Canadian Arrangement that took place in 1983 in exchange for 4,487,540 Common Shares of Hudson Bay Mining and Smelting Co., Limited ("HBMS") held by Minorco prior to the Arrangement. 975,169 Terra Common Shares held by Minorco, together with the 4,644,442 Terra Class A Shares were received in a reclassification of the share capital of Terra, which took place on July 1, 1983, prior to the Canadian Arrangement.

     Pursuant to a purchase agreement dated July 20, 1983, Minorco acquired 4,297,648 Terra Common Shares, 3,906,480
Terra Class A Shares and 4,102,064 warrants for an aggregate purchase price of $111,494,100. Each of the 4,102,064 warrants to be purchased by Minorco pursuant to the purchase agreement will entitle the holder to acquire, at the holder's option, either one Terra Common Share or one Terra Class A Share for $16.63. The warrants expired on August 9, 1986, unexercised.

     Pursuant to a rights offering made to all of Terra's shareholders in December 1984, Terra offered all holders of outstanding Terra shares the right to subscribe for two additional shares, at $5.19 per share, for every three shares held. Subscriptions for a total of 19,991,223 shares for an aggregate consideration of $103,754,477 were received, including subscriptions from Minorco for 9,873,176 Terra Common Shares and 9,176,352 Class A Shares for an aggregate consideration of $98,867,050. Minorco's equity and voting interests in Terra after the exchange offer remained approximately the same.

     On May 18, 1988, Minorco purchased 5,000 Terra Common Shares on the open market at a price of $6.50 per share.

     On June 29, 1990, Minorco USA, as part of its initial capitalization, acquired, among other assets, all of the Common Stock and Class A Shares of Terra beneficially owned by Minorco, consisting of 19,262,433 shares of the Common Stock of Terra and 17,898,292 shares of the Class A Shares of Terra. Minorco USA has acquired all of the Terra Common Shares and the Terra
Class A Shares beneficially owned by Minorco as part of its initial capitalization.

     On August 1, 1991, Minorco USA converted all 17,898,292 of its shares of the Class A Common Stock of Terra into 17,898,292
Terra Common Shares.



     Item 4.  Purpose of Transaction

     Minorco USA (and Minorco indirectly) is the majority shareholder of Terra and may be deemed to control Terra. Five of the ten directors of Terra are also officers or directors of Minorco USA, Minorco or AAC. Minorco USA and Minorco view their holdings in Terra as an investment.

     On June 14, 1991, Minorco and Kirkdale Investments
Limited ("Kirkdale"), a wholly owned subsidiary of Minorco, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Terra and Hudson Holdings Corporation ("HHC"), a wholly owned subsidiary of Terra for the purchase of Hudson Bay Mining and Smelting Co., Limited ("HBMS") and the Option described below at an aggregate purchase price of Canadian $100 million (the "Purchase Price"). The Purchase Agreement provided that the acquisition of HBMS will be effected through the purchase by Kirkdale of all of the common shares and preference shares (the "152640 Shares") of 152640 Canada Inc. ("152640"), an indirect wholly owned subsidiary of Terra which, at the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), would own all of the common shares of HBMS and all Special Exchangeable Non-Voting Shares of HBMS owned by Terra and its subsidiaries.

     Simultaneously with the execution of the Purchase Agreement, Minorco and Kirkdale entered into a Stock Option Agreement (the "Option Agreement") with Terra under which Terra granted to Kirkdale an option (the "Option") to acquire all of the common shares in Minorco (U.S.A.) Marketing Corporation ("MUMC"), a wholly owned subsidiary of Terra, at a purchase price of Canadian $1. MUMC owns all of the common shares of Minorco (U.S.A.) Trading Corporation ("MUTC") which, in turn, holds a 75% general partnership interest (the "HP Partnership Interest") in Hochschild Partners ("HP"), a general partnership between MUTC and Hochschild & Co., Inc. Under the terms of the Option Agreement, the Option was exercisable only upon the occurrence of the Closing.

     The Purchase Agreement provided that Terra could, for a period expiring on July 31, 1991, solicit alternative offers from third parties to acquire HBMS and permit interested parties to conduct due diligence with respect to HBMS and its operations. If, prior to the expiration of this period, Terra received a firm proposal by a qualified third party (a) to acquire the 152640 Shares and the Option at an aggregate cash purchase price which exceeds the Purchase Price by at least Canadian $5 million (or to acquire other securities which would result in such third party acquiring beneficial ownership of all the common shares of HBMS and the HP Partnership Interest, or all the assets and liabilities of HBMS and MUMC or MUTC, or to effect a merger, consolidation or other business combination with HBMS and with MUMC or MUTC, provided that the net aggregate after-tax cash proceeds to Terra and its affiliates from any such alternate transaction structure were not less than the net aggregate after-tax cash proceeds Terra and HHC would have received upon the sale of the 152640 Shares and the exercise of the Option by such third party), (b) to assume the interim and other financing arrangements referred to below relating to the government mandated sulfur dioxide and particulate emission reduction project at HBMS' Flin Flon, Manitoba zinc refinery and copper smelter complex (the "HBMS Project") and (c) to reimburse Minorco for its expenses in connection with the Purchase Agreement and such financing arrangements (up to a maximum of Canadian $2.0 million), and which Terra otherwise considered to be more desirable than the transactions contemplated by the Purchase Agreement, Terra had the right to enter into a definitive agreement for such an alternative transaction with that third party prior to July 31, 1991.

     In the Purchase Agreement, Minorco also agreed to make available to HBMS, at or prior to July 31, 1991, financing for costs expected to be incurred to September 30, 1991 in connection with the HBMS Project in an amount not to exceed U.S. $17 million less the amount of other financing available to HBMS for such costs (and subject to HBMS not otherwise having available to it at least Canadian $20 million in financing for such costs). Such financing was subject to receipt by HBMS of commitments satisfactory to Minorco from the Canadian Federal government and the Province of Manitoba that Canadian $80 million in financing for the HBMS Project would be provided on terms satisfactory to Minorco.

     The obligations of Minorco and Kirkdale to complete the transactions contemplated by the Purchase Agreement were subject to the satisfaction of certain conditions, including, among other conditions, the Special Committee of the Board of Directors of Terra not having withdrawn, or modified in a manner adverse to Minorco or Kirkdale, its recommendation of the transactions contemplated by the Purchase Agreement, the receipt of any required approvals, the availability of adequate financing for the HBMS Project, and the absence of material adverse changes.

     The foregoing descriptions of the Purchase Agreement and the Option are qualified in their entirety by reference to the Purchase Agreement and the Option Agreement, copies of which were filed as Exhibits A and B to Amendment No. 8 of this Schedule 13D.

     On July 31, 1991, Minorco, Kirkdale, Terra and HHC executed an Amended and Restated Stock Purchase Agreement ("Amended and Restated Purchase Agreement"), which superseded the Purchase Agreement. The Amended and Restated Purchase Agreement contained substantially the same terms as the Purchase Agreement, except that the Amended and Restated Purchase Agreement provided for (i) both Terra and HHC to sell the 152640 Shares (thus amending the provisions of the Purchase Agreement contemplating that (A) Terra transfer its 152640 Shares to HHC and (B) HHC sell all its 152640 Shares to Kirkdale); and (ii) the Purchase Price to be paid in United States dollars. On July 31, 1991, Minorco, Kirkdale and Terra also entered into an amendment to the Option Agreement (the "Option Agreement Amendment"), reflecting the execution by such parties and HHC of the Amended and Restated Purchase Agreement.

     The foregoing descriptions of the Amended and Restated Purchase Agreement and the Option Agreement Amendment are qualified in their entirety by reference to the Amended and Restated Purchase Agreement and the Option Agreement Amendment, copies of which are filed as Exhibits A and B, respectively, to Amendment No. 9 to this Schedule 13D.

     On August 1, 1991, the closing of the transactions contemplated by the Amended and Restated Purchase Agreement (the "HBMS Closing") took place. As a result of the purchase of the 152640 Shares under the Amended and Restated Purchase Agreement, Minorco owns indirectly all of the outstanding common shares of HBMS.

     Immediately prior to the HBMS Closing, Kirkdale transferred the right to receive the common shares of MUMC under the Option to Minorco USA. Upon the occurrence of the HBMS Closing, Kirkdale exercised the Option and Minorco USA acquired all of the outstanding common shares of MUMC. As a result of such acquisition, Minorco USA also indirectly owns all the outstanding common shares of MUTC and the HP Partnership Interest.

     Separately, immediately after the HBMS Closing, Minorco USA delivered to Terra a notice to convert its 17,898,292 Class A Shares of Terra into Terra Common Shares, effective as of the close of business on August 1, 1991. As a result of such conversion, Minorco USA owns 37,160,725 Terra Common Shares.
Such conversion has no material effect on the equity interest of Minorco USA in Terra, but had the effect of increasing the voting interest of Minorco USA to approximately 56.06%, the same as such equity interest.

     Terra and a subsidiary have entered into a Merger Agreement with Agricultural Minerals and Chemicals Inc. ("AMC") dated August 8, 1994. In support of this transaction, and subject to its completion, Minorco USA has agreed to purchase up to $100 million of Terra Common Shares at Terra's option at the price of $7.50 per share at any time prior to October 31, 1994. The foregoing description is qualified in its entirety by reference to the Put Option Agreement dated August 8, 1994 between Minorco USA and Terra, a copy of which is filed as Exhibit D to this Amendment
No. 10. This transaction must be approved by holders of the majority of Common Shares of Terra, and pursuant to the Voting Agreement dated August 8, 1994, Minorco USA has agreed to vote in favor of the transaction. A copy of the Voting Agreement is attached to this Amendment No. 10 as Exhibit E.

     Except as set forth above, neither Minorco USA nor Minorco has formulated any plans or proposals which relate to Terra which would require disclosure under Item 4 of Schedule 13D. However, Minorco USA and Minorco may at any time, depending upon their evaluation of the business and prospects of Terra or other developments they consider relevant, change their plans and intentions and take any and all actions they may deem appropriate with respect to their investment in Terra. Such plans may include the increase, decrease or disposal of their investment in Terra. Such transactions may be effected in the open market or otherwise.

      Item 5.   Interest in Securities of the Issuer

               (a) Except as referred to in Item 2 hereof and as set forth below, neither Minorco USA, Minorco, AAC, De Beers,

Centenary, Amgold nor, to the best of Minorco USA or Minorco's knowledge, any of the executive officers or directors of Minorco
USA, Minorco, AAC, De Beers, Centenary and Amgold, owns beneficially, or has any right to acquire, directly or indirectly, any of the common shares of Terra:

Name of Person          Title of Class        Number of Shares

Anthony W. Lea          Common                250*
R. F. Richards          Common                458,826*(1)
H. R. Slack             Common                250*
David E. Fisher         Common                250*
Edward G. Beimfohr      Common                5,000*
Robert L. Zerga         Common                20,000*
Ben L. Keisler          Common                4,885*

     (1) Includes 400,000 Terra common shares issuable upon the exercise of stock options and 11,826 shares covered by an employee's savings and investment plan, as described in Item 6.

     *    Represents less than 1% of outstanding common stock.

     As of the date hereof, Minorco USA and Minorco are deemed to beneficially own 37,160,725 shares of Terra common stock or 52.67% of the total number of outstanding shares of common stock of Terra as reported to Minorco and Minorco USA by Terra.

          (b) Minorco USA has sole voting and dispositive power with respect to the shares of Terra. Messrs. Beimfohr, Fisher, Lea, Richards, Zerga and Slack each have sole voting and dispositive power with respect to the shares held by them, except with respect to 400,000 Terra Common Shares which Mr. Richards has the right to acquire pursuant to the option agreements described in Item 6 but which have not been so acquired by Mr. Richards, with respect to 11,826 shares covered by an employee's savings and investment plan described in Item 6 which gives Mr. Richards sole voting power with respect to the shares, but not present dispositive power and with respect to 4,885 shares covered by an employee's savings and investment plan described in Item 6 which gives Mr. Keisler sole voting power with respect to the shares, but not present dispositive power.

          (c)   Not applicable.

          (d)   Not applicable.

          (e)   Not applicable.


      Item 6. Contracts, Arrangements, Undertakings or
              Relationships with Respect to Securities of the Issuer

     Except as stated below, neither Minorco USA, Minorco, AAC, Centenary nor any of their officers and directors has any contract or arrangement with respect to any Terra
Common Shares.

     Prior to the reorganization of Terra and HBMS, R. F. Richards had been granted options to purchase 5,000 Common Shares of HBMS. In connection with the reorganization, the option agreement with Mr. Richards was amended to specify that upon exercise of such options Mr. Richards would receive either HBMS Special Shares or Terra Common Shares in accordance with an election made by Mr. Richards at the time of the reorganization, and that the number of shares under option would be increased by the same premium offered to the holders of Common Shares of HBMS in the reorganization. In accordance with Mr. Richards' election, 5,865 Terra Common Shares are issuable upon the exercise of such option. This option has now expired.

     Mr. Richards has also acquired options to purchase
400,000 Terra Common Shares pursuant to two Stock Option Plans which permit key employees to purchase shares within certain limitations. Mr. Richards and Mr. Keisler also have certain rights with respect to 11,826 and 4,885 Terra Common Shares, respectively, pursuant to an employees' savings and investment plan of Terra. Both Stock Option Plans and the employees' savings and investment plan are more fully described in Terra's Proxy Statement dated March 31, 1987 which was filed with this Commission on March 30, 1987. A copy of the 1983 Stock Option Plan of Terra, filed as Exhibit 10.21.1 to Terra's Form 10-K for the year ended December 31, 1983, and the 1987 Stock Incentive Plan of Terra, filed as Appendix I to Terra's Proxy herein by reference. A copy of Terra Industries Inc. Employees' Savings and Investment Plan was filed as Exhibit E to Amendment No. 1 of this Schedule 13D.

     Exhibit A to Amendment No. 5 of this Schedule 13D, dated
July 2, 1990, is a Joint Filing Agreement between Minorco and Minorco USA pursuant to which they have agreed that this Schedule 13D is filed on behalf of each of them. Minorco USA is responsible for the completeness and accuracy of only that information contained therein concerning itself, its executive directors and officers. Minorco is responsible for the completeness of that information contained therein concerning itself, its executive directors, officers and controlling persons. Neither Minorco USA nor Minorco knows or has reason to believe that any information concerning any other contained herein is inaccurate.

      Minorco USA has reached an understanding with Reuben F. Richards, Chairman of the Board of Minorco USA and Terra, pursuant to which, in the event and to the extent Terra does not meet its obligations under the deferred compensation agreement in effect since 1983 between Mr. Richards and Terra, Minorco USA will provide appropriate compensation to Mr. Richards until Terra remedies such failure.

     Item 7.  Material to be Filed as Exhibits

     Exhibit D     Put Option Agreement between Minorco (U.S.A.)
                   Inc. and Terra Industries Inc. dated
                   August 8, 1994.

     Exhibit E     Minorco Voting Agreement among Agricultural
                   Minerals and Chemicals Inc., Terra Industries
                   Inc. and Minorco (U.S.A.) Inc. dated
                   August 8, 1994.

                              SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                              MINORCO



                              By:  s/N. Jordan
                                   N. Jordan
                                   Secretary




     August 10, 1994

                              SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                              MINORCO (U.S.A.) INC.



                              By:  s/Ben L. Keisler
                                   Ben L. Keisler
                                   Vice President, Secretary
                                   and General Counsel





August 10, 1994